Mail Stop 4720

June 25, 2009

Skystar Bio-Pharmaceutical Company
c/o Paracorp Incorporated
318 North Carson Street #208
Carson City, NV 89701

> **Re:** **Skystar Bio-Pharmaceutical Company**
> **Registration Statement on Form S-1/A**
> **Filed June 2, 2008**
> **File No. 333-150695**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 41

1. On pages 42 and F-31, you disclose that "Pursuant to the Xian High Technology District approval notice, Fortunate Time is required to contribute the remaining $3,000,000 of registered capital by July 9, 2009." Please consider the need to expand your disclosure to include an additional risk factor which discusses any additional risks to the company related to this $3,000,000 contribution. Please expand your Liquidity disclosure on page 61 to include the consequences that this contribution could have on your financial position, results of operations and cash flows as required by Financial Reporting Codification Section 501.02. To the extent you intend to use proceeds from this offering to make this payment, please revise the "Use of Proceeds" section to disclose this information. If you do not

expect to use proceeds from the offering to make the payment, please explain how you will fund this payment in the Liquidity discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Recent Accounting Pronouncements, page 54

2. It appears that the adoption of EITF 03-6-1 was effective for your March 31, 2009 financial statements. Please disclose the impact that the adoption had on your financial statements.

Results of Operations – Three Months Ended March 31, 2009 as compared to Three Months Ended March 31, 2008

Revenues – Veterinary Medications, page 57

3. Please quantify the effect each of the causal factors that you cite for material changes in your veterinary medications revenues, as addressed in Financial Reporting Codification Section 501.04. This comment also applies to your discussion of such revenues for the years ended December 31, 2008 and 2007.

Liquidity, page 61

Three Month period Ended March 31, 2009, page 61

4. We note that you have made deposits for potential acquisition targets related to four entities at March 31, 2009. Please disclose the terms, purchase price and effect that the purchase of the targets would have on liquidity. In addition, based on your disclosures, you may be required to provide financial statements of significant businesses to be acquired under Rule 3-05 of Regulation S-X, if the acquisitions are probable. Please clarify whether you are required to disclose this financial information, and if so, please amend your Form S-1 accordingly.

5. Please revise your discussion of net cash flows provided by operating activities to clarify the reasons for the following changes:
   a. The $994K increase in accounts receivable at March 31, 2009;
   b. The $2.9 million increase in inventories at March 31, 2009; and
   c. The $2.6 decrease in deposits and prepaid expenses at March 31, 2009.

Year Ended December 31, 2008, page 61

6. Please revise your disclosure to the reasons for any material changes in financial statement line items. The current disclosure simply repeats the information provided on the statement of cash flows, and does not provide any additional insight.

Index to Financial Statements

March 31, 2009 Financial Statements

Notes to Consolidated Financial Statements, page F-5

Note 18 – Taxes, page F-21

7. Please clarify why taxes payable increased from approximately $213K at December 31, 2008 to $1.1 million at March 31, 2009.

December 31, 2008 Financial Statements

Notes to Consolidated Financial Statements, page F-31

Note 18 – Taxes

8. Please clarify for us and in your disclosure why there was a 81% decrease in the "China income tax exemption" between December 31, 2007 and December 31, 2008.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
        Ryan S. Hong, Esq.
        Francis Y.L. Chen, Esq.
        RICHARDSON & PATEL LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, California 90024